UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Ocean Rig UDW Inc., dated September 13, 2012: Ocean Rig UDW Inc. Announces Pricing of Offering by its Wholly Owned Subsidiary of $800 Million of 6.5% Senior Secured Notes Due 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: September 13, 2012	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

OCEAN RIG UDW INC. ANNOUNCES

PRICING OF OFFERING BY ITS WHOLLY OWNED SUBSIDIARY OF

$800 MILLION OF 6.5% SENIOR SECURED NOTES DUE 2017

Nicosia, Cyprus – September 13, 2012 – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today the pricing of the offering of $800.0 million in aggregate principal amount of 6.5% senior secured notes due 2017 (the “Notes”) offered by its wholly owned subsidiary, Drill Rigs Holdings Inc. (the “Issuer”), which represents an increase of $50.0 million in aggregate principal amount of Notes from the previous announcement of the offering.  The Notes are being sold in a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain other persons outside of the United States in reliance on Regulation S under the Securities Act. The Notes will be issued at a price equal to 99.469% of their face value.

The Notes will be guaranteed by Ocean Rig and certain of the Issuer’s existing and future subsidiaries and the Notes and the related guarantees will be secured by certain assets of, and by a pledge of the stock of, the Issuer and the subsidiary guarantors.

The sale of the Notes is expected to be consummated on September 20, 2012, subject to customary closing conditions.

Ocean Rig intends to use the net proceeds of this offering, if completed, to fully repay all outstanding indebtedness under its $1.04 billion senior secured credit facility, amounting to approximately $487.5 million as of June 30, 2012, and for the purposes of financing offshore drilling rigs, and to pay all fees and expenses associated therewith.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there be any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum.

The Notes and the related guarantees have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, may of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) factors related to the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs; (ii);hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) changes in laws and governmental regulations, particularly with respect to environmental matters; (iv) the availability of competing offshore drilling vessels; (v) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls or any other imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vi) the performance of our rigs; (vii) our ability to procure or have access to financing and comply with our loan covenants; (viii) our ability to successfully employ our drilling units; (ix) our capital expenditures, including the timing and cost of completion of capital projects; and (x) our revenues and expenses. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Contact:

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com

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